Exhibit 99.1

ReNew Energy Global Plc announces results of its first Annual General Meeting held on August 19, 2022

Gurugram, India; August 19, 2022: ReNew Energy Global Plc (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW) announces that it held its first Annual General Meeting on Friday August 19, 2022 at 3:00 p.m. BST at St. James’ Court, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom. Each of the resolutions submitted to shareholders was approved with requisite majority.

Specifically, the shareholders (i) received the Annual Reports and Accounts of the Company for the financial year ended March 31, 2022; (ii) approved the Directors’ remuneration report in respect of the financial year ended March 31, 2022; (iii) approved the Directors’ remuneration policy; (iv) to (ix) approved the appointment of non-executive independent directors: Ram Charan, Manoj Singh, Robert S. Mancini, Sir Sumantra Chakrabarti, Vanitha Narayanan and Michelle Robyn Grew; (x) reappointed KNAV Limited as auditor of the Company to hold office until the conclusion of the next annual general meeting; and (xi) authorised the Board and its Audit Committee to determine the auditor’s remuneration.

About ReNew

ReNew is one of the largest renewable energy Independent Power Producers in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects hydro projects and distributed solar energy projects. As of August 18, 2022, ReNew had a gross total portfolio of ~13.2 GWs of renewable energy projects across India including commissioned and committed projects. For more information, please visit www.renewpower.in and follow us on Linked In, Facebook, Twitter and Instagram.

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